FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 24, 2004, announcing that Registrant has signed an agreement to supply Russia’s Modern Institute for the Humanities with a SkyStar 360E hub and 155 Very Small Aperture Terminal (VSAT) remote sites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher V.P. Financial Planning and Treasury

Dated: March 25, 2004

Mar 24, 2004

Gilat Signs Agreement with Russia’s Largest Open University, Moscow’s Institute for the Humanities,for Country’s First Distance Education Project
Skystar 360E Satellite-based VSAT network to include hub and 155 remote sites providing Internet access, distance learning and video-conferencing for open university of over 145,000 students

Petah Tikva, Israel, March 24, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today an agreement to supply Russia’s Modern Institute for the Humanities with a SkyStar 360E hub and 155 Very Small Aperture Terminal (VSAT) remote sites. The satellite-based network will provide Internet access, distance learning and video conferencing to the University’s branches located throughout the Russian Federation from Kalingrad in the west all the way to Sakhalin in the east. Delivery and installation is expected to be completed during Q2 with the network fully functional in time for the beginning of the new school year in September 2004.

The Moscow-based Institute for the Humanities, Russia’s largest open university is one of the largest universities in the world, with over 145,000 students. With the network’s hub based in Moscow, the Skystar 360E network will eventually provide services to the University’s 500-plus branches. This is the first distance education network of its kind in Russia.

Professor Michail Karpenko, the University’s Rector said, “Prior to choosing an equipment vendor, we conducted a deep analysis of the VSAT market. In addition to knowing of Gilat’s prominent position in the VSAT industry, two of the most important criteria for our selection were the price and reliability. We repeatedly communicated with representatives of Russian companies who already maintained Gilat equipment and concluded that the equipment was highly technologically advanced, reliable and had all necessary set of functions for the deployment of a corporate communications networks. With the help of Gilat’s VSAT equipment, we hope to provide our modern education technology to the most remote locations in our country.”

Arie Rozichner, Associate VP for Sales, said “This is the first distance education project in Russia and therefore one of strategic importance to Gilat in the high-potential Russian market. Given the vast distances between the University’s branches, our satellite-based VSAT solution was ideal. Gilat is pleased to be working with the Institute for the Humanities, one of the largest universities in the world, and providing the University’s staff and students with the most advanced communications services. We are sure that this project will narrow the educational gap between people living in the central Russia and those living in remote areas. All of the students will now receive an equal level of interactive education.”

Gilat has deployed many satellite-based distance-learning networks for customers around the world. The largest such network was deployed last year in Brazil for the government program GESAC. The Company deployed its Skystar 360E VSAT network in more than 3,000 schools throughout the country. More recently, the Company announced a distance-learning project in China to provide SARS education for farmers.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y® IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations
+1 703- 848-1515

tim.perrott@spacenet.com

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com